THOMAS E. BOCCIERI, ESQ.

561 SCHAEFER AVENUE

ORADELL, NJ 07649-2517

Fax: 201 265-6069

Email: TBoccieri@verizon.net

March 5, 2013

VIA ELECTRONIC EDGAR FILING

Susan Block, Esquire

Attorney-Advisor

Don Field, Esquire

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:

American International Ventures, Inc.

Form 8-K

Initially Filed June 1, 2012

File No. 000-30368

Dear Ms. Block and Mr. Field:

My name is M. David Sayid, Esq. of the law firm of Sayid and Associates LLP.  We are assisting Mr. Boccieri in providing this response letter to the United States Securities and Exchange Commission regarding the above referenced matter.   Presently, Mr. Boccieri has some health issues but we do believe that he will be able to address any future comments.

In regard to your June 28, 2012 comment letter, we have electronically filed herewith on behalf of American International Ventures, Inc. (the “Registrant”) Amendment No. 3, to the above-referenced Form 8-K on EDGAR.  In addition, to simplify your review, we are submitting one marked-up (PDF) version of the above referenced Amendment redlined where there have been changes to the prior amendment.

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the June 28, 2012, Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition to changes responsive to the comments, the text has been updated to include the most recent events affecting the Registrant and there has been a general “clean-up” of the text to correct such things as typographical errors and unnecessary duplication of text.

We believe that the changes contained in amendments 1 and 2, cumulatively, address the comments presented in your June 28, 2012, comment letter.

561 Schaefer Avenue, Oradell, NJ 07649-2517• PHONE: 561-514-0936 • FAX 201 265 6069• EMAIL TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

General

Comment 1.  Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of the Form 8-K that you are an emerging growth company and revise your filing to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response 1: We have revised our disclosure to reflect the foregoing.

We have included the following risk factor:

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•

have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•

submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three (3) year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In the MD&A section, we have added the following disclosure:

We qualify as an “emerging growth company” under the JOBS Act.  As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•

have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•

submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore, not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five (5) years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three (3) year period.

Comment 2. We note your disclosure in the Summary of Significant Accounting Policies section that you have no proven or probable reserves.  We also note PGPI’s website which discloses that “PGPI’s [g]eologist estimates the reserve value of [your] historically proven mining projects, in the billions of dollars.”  Please reconcile and explain the inconsistent disclosures. Refer generally to Commission Guidance on the Use of Company Web Sites (Release No. 34-58288) (effective date August 7, 2008), available on our

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

website at http://www.sec.gov/rules/interp/2008/34-58288.pdf. Please also refer to Instruction 3 to paragraph (b)(5) of Industry Guide 7, regarding providing estimates for other than proved or probable reserves.

Response 2.   The Company took down its Placer Gold Prospecting, Inc.(PGPI), website in the summer of 2012.  We may, however, open a new website in the future.

Comment 3.  Please revise your formatting throughout so as to revise in the many instances where there is no spacing between words, as this impedes readability.  By way of example, please see under “Business,” “Exchange with.” Please also include page numbers.

Response 3.  We have revised the filing to reflect the foregoing.

Cover Page

Comment 4. We note your disclosure of “February 29, 2012” as the date of the report or the date of the earliest event reported.  We also note that the Share Exchange Agreement was simultaneously entered into and closed on March 23, 2012.  It does not appear that you filed a Form 8-K under Item 1.01 at the time you entered into this agreement.  Please provide us with your analysis that this report, filed June 1, 2012, was timely filed.  Refer to General Instruction B.1., Item 1.01 and Item 9.01(a)(4) of Form 8-K.

Response 4.  The report date of February 29, 2012 was incorrect and has been revised to March 23, 2012.  In a Form 8-K dated April 3, 2012, the Company attached the press release dated March 26, 2012, in said press release, we reported that the closing of the Share Exchange with PGPI was on March 23, 2012.

Item 1.01 Entry into a Material Definitive Agreement

Comment 5. Please revise to discuss in greater detail the terms and conditions of the Share Exchange Agreement. Please also revise to clearly identify the parties to the agreement and to disclose whether any material relationship existed between the company and any of your directors and officers and any of the other parties to the agreement. In this regard, we note your disclosure in your Form 8-K filed on February 22, 2012 that Mr. Wagenti, your chief executive officer, chief financial officer, secretary/treasurer and a director, was also a director, officer and major shareholder of PGPI. Refer to Item 1.01(a) of Form 8-K. Please also revise Item 2.01 of this report. Refer to Item 2.01(c) of Form 8-K.

Response 5.  We have revised the disclosure, accordingly and have included, in part, the following:

On March 23, 2012 we (as buyer) entered into, and closed on, a Share Exchange Agreement (the “Exchange Agreement”) with the shareholders of Placer Gold Prospecting, Inc. (“PGPI”), a Florida corporation pursuant to which we acquired all 162,350,000 outstanding shares of common stock of PGPI in exchange for 162,350,000 shares of our common stock (the “Share Exchange”), all of which were distributed to the PGPI shareholders as set forth on Schedule A to the Exchange Agreement.

The Exchange Agreement contained customary representations and warranties and pre-closing and post-closing covenants of each party and customary closing conditions. Breaches of the representations and warranties will be subject to customary indemnification provisions, subject to specified aggregate limits of liability.

The transaction will be accounted for as a reverse merger, a procedure that treats the transaction as though PGPI had acquired AIVN.  Under the accounting for a reverse merger, the assets and liabilities of AIVN will be recorded on the books of the continuing company, and the stockholders’ equity accounts of AIVN will be reorganized to reflect the terms of the

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

Share Exchange.

After closing of the Share Exchange, the former shareholders of PGPI owned approximately 89% of our common stock and we own 100% of PGPI.  PGPI is in the business of mining exploration and acquisition.

Jack Wagenti, our CEO, executed the Exchange Agreement on our behalf.  Mr. Wagenti was a founder, CEO and director of PGPI and he also owned 25 million shares of common stock of PGPI (approx. 16%) at the time of the closing of the Share Exchange (the “Closing”).  Frederick Dunne, Jr., one of our directors as of Closing, owned 1,000,000 shares of common stock of PGPI (less than 1%) as of the Closing.  Arthur Ackerman, one of our directors as of Closing, owned 6,000,000 shares of common stock of PGPI (approx 3.6%) as of the Closing.

Comment 6. We note your disclosure in the first paragraph that you issued 162,350,000 shares of your common stock in exchange for 162,350,000 shares of common stock of PGPI. We also note that PGPI’s audited financial statements disclose that it had 163,250,000 shares of common stock outstanding as of March 23, 2012.  Please reconcile and revise the report throughout as applicable.

Response 6.  The March 23, 2012 audited financial statements have been restated and now reflect the correct amount of 162,350,000. We have revised the filing accordingly.

Comment 7. We note your disclosure that the Share Exchange Agreement has been filed as Exhibit 2.1. We also note that the agreement has not been filed. Please file a complete copy of the agreement as an exhibit with the next amendment.

Response 7. We have filed the Share Exchange Agreement as exhibit (Exhibit 10.1) to the November 9, 2012 Form 8K A.

 Item 2.01 Completion of Disposition or Acquisition of Assets

Comment 8. We note your disclosure in the first paragraph of Item 1.01 of this report that you acquired all 162,350,000 outstanding shares of common stock of PGPI in exchange for 162,350,000 shares of your common stock. Please revise to disclose the aggregate value of the shares that you exchanged and discuss how this aggregate value was determined. Refer to Item 2.01(d) of Form 8-K.

Response 8.   We have provided the requested disclosure- see footnote # 4.

Comment 9.  Please revise the first paragraph to clarify, if true, that as a result of the Share Exchange there was a change in control of the company.

Response 9.  We have revised the disclosure accordingly.

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

Item 1. Business

Prior Business Activities

Comment 10.  We note that you have granted an exclusive option to the Bruner Property to Patriot Gold Corp.   Please revise to discuss in greater detail the Burner Option. In this regard, please briefly discuss the material terms and conditions of the Burner Option, including the property covered by the option, consideration received and to be received, expiration, etc., so that investors can understand your rights and obligations with respect to the optioned property. Please also file copies of any material contracts governing the Burner Option as exhibits with the next amendment.

Response 10. We have revised the disclosure accordingly.

Other Business Activity

Comment 11. We note your disclosure in this section that you have completed three property acquisitions on April 20, 2012, April 30, 2012 and on May 3, 2012 with DAAL, LLC, Tucker and Victoria White, and Turner Ranch LLC, respectively. Please revise to discuss each acquisition in greater detail. In this regard, with respect to each acquisition, discuss in greater detail the property acquired, types of mining claims included therein, aggregate consideration for each property whether cash, stock, or seller mortgage, and any other material terms and conditions of each acquisition so that investors can understand exactly what you acquired and your rights and obligations with respect to each acquired property. Please also file copies of any material contracts governing the three property acquisitions as exhibits with the next amendment.

Response 11.   As reported in our Form 8-K filed April 25, 2012, on April 20, 2012, we entered into a Purchase and Installment Payment Agreement with DAAL, LLC (“DAAL”), a Nevada limited liability company, wherein we agreed to acquire: (i) 2 patented lode mining claims in Humbolt County, Nevada, and (ii) 15 unpatented lode mining claims. The purchase itself was scheduled to close on August 25, 2012.  We paid DAAL $27,500 in cash; 250,000 shares of our common stock (that is subject to Rule 144); and 250,000 warrants to purchase our common shares at $0.25 per share.  Please note that the warrants will expire two (2) years from date of issuance. Initially, DAAL, could not deliver clear title to Title Service and Escrow Company.   AIVN is waiting for clear title to proceed with the closing.  There can be no assurance that DAAL will be able to get clear title. (See Exhibit 10.3).

As reported in our Form 8-K filed May 4, 2012, on April 30, 2012, we entered into a Purchase Agreement with Tucker E. White and Victoria White, for the purchase of the 704 acre patented lode mining claims known as the Golden Eagle Extension in Humbolt County, Nevada. The purchase price was $701,000: with $1,000 down; a $100,000 Trust Deed and 2,000,000 shares of Rule 144 common stock, valued at $600,000.  The Trust Deed note is for three (3) years from close of escrow with no interest.   Payments are $881 and payments commence thirty (30) days from close of escrow.   On June 3, 2012, escrow was closed on this transaction.   In addition, Mr. White was appointed as our president.  As reported in our Form 8-K filed on October 22, 2012, Mr. Tucker White is no longer with the Company. (See attached Purchase Agreement 2.4).

On May 3, 2012, we announced that we had closed escrow on the forty (40) acre patented site previously owned by the Turner Ranch LLC in Beatty, NV.   We have formed a limited liability company in the State of Nevada called the “Beatty Bullfrog Mining Co” which will occupy the address in Beatty, Nevada. The purchase price was $304,000: with $28,000 down; a Trust Deed for $252,000, and 100,000 shares of our common stock subject to Rule 144.  The $252,000 obligation is due three (3) years from closing and requires payments of interest only until then at 5% per annum. (See Exhibit 10.5).

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

Comment 12. Refer to the second paragraph. Please delete the phrase “as described in our press release issued on May 2, 2012 attached thereto.”

Response 12.  We have revised the disclosure accordingly.

Comment 13.  Refer to the third paragraph. We note your disclosure that you plan to build a shop and gold mill on this property. To the extent you discuss your future plans for operation, the discussion should be balanced with the costs and time frame for implementing future plans and any obstacles involved before you can commence the planned operations. This includes the need for financing. If financing is not available, please clarify that.

Response 13. We have deleted reference to the mill and plant.  We have changed our plans and do not intend to build a mill and plant at this time.  At such time as our operations advance, we may do so with funds generated from the production of precious metals.

Comment  14. We note your disclosure that you paid in cash and stock with a “three year mortgage carried by the seller.” Please clarify what is meant by the “mortgage carried by the seller.” For instance, did you assume the mortgage or pay it off?

Response 14.

We have clarified the disclosure accordingly.

Description of Placer Gold Prospecting, Inc’s Business

Comment 15. We note that your historical company owned the Burner Property, that the Share Exchange with PGPI added additional properties to your property portfolio and that you have since acquired additional properties through various transactions disclosed in the Other Business Activity section. Please revise here or in another section to clearly summarize and detail your current property portfolio.

Response 15.  We have listed our current portfolio in the section “Description of our Current Business”.

Comment 16. For each property discussed in this section and in the Prior Business Activities and Other Business Activity sections, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale or representation of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•

A north arrow.

•

An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•

title of the map or drawing, and the date on which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. Please revise to include a map for each property.

Response 16.  The maps have been attached as Exhibit 99 to the filing.

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

Comment 17. For each property discussed in this section and in the Prior Business Activities and Other Business Activity sections, please revise to include the information required under paragraph (b) of Industry Guide 7.

Response 17.   We have listed our current portfolio in the section “Description of our Current Business”.

Comment 18. In an appropriate section, please revise to define “patented” versus unpatented” property and claims so that investors can understand the different types of properties and claims that you possess.

Response 18. We have revised the disclosure accordingly.

Description of our Current Business

Comment 19.  Based on your filings to date, we note that you have not generated any revenues from your mining operations and recently began exploration operations in January 2012. Please revise this section to provide a more detailed summary of your exploration business and its current operations. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the costs and time frame for implementing future plans, the speculative nature of your business, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any financing. If financing is not available, please clarify that.

Response 19. We have revised the disclosure accordingly

Comment 20. Please revise to disclose, if true, that you have not generated any revenues from mining operations.

Response 20.  We have revised the disclosure to reflect that we have not generated any revenue from mining operations.

Comment 21. Please revise to disclose, if true, that none of your properties or claims have any proven or probable reserves and that all activities undertaken and currently proposed are exploratory in nature. Please clarify here that you are in the exploration stage. Refer to paragraph (a)(4) of Industry Guide 7.

Response 21. We have revised the disclosure to reflect the foregoing.

Comment 22. We note that PGPI’s auditors issued a going concern opinion on PGPI’s audited financial statements. Please revise to disclose such fact and to discuss the uncertainties you face such as your need to obtain additional financing and the consequences should you be unable to obtain additional financing. Please also revise to disclose your monthly “burn rate” and the month that you will run out of funds without additional capital.

Response 22. We have revised the disclosure to reflect the foregoing.

Comment 23. We note your disclosure in this section that you plan to focus on “acquiring gold and base mineral resource properties that have historically produced gold and silver until 1942 when all gold production in the United States was halted due to World War II.” This reference appears dated. Please revise to clarify the types of properties that you plan to acquire and explore. To the extent you indicate that your properties produced gold or silver in the past, please add balancing language that there is no guarantee that such properties will produce gold or silver in the future or that these properties may have already been depleted, as they were previously mined. Please revise this report throughout or advise.

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

Response 23.  We have revised the disclosure to reflect the foregoing.

Comment 24. Please revise to disclose your total employees and the number of full-time employees.

Response 24. We have revised the disclosure to reflect the foregoing.

Our Industry

Comment 25. We note your disclosure in the second paragraph that total gold demand for the fourth quarter of 2011 rose 21% year-on-year. Please revise to add balancing language that there is no guarantee that total gold demand will continue to grow at comparable rates in the future.

Response 25. We have revised the disclosure to reflect the foregoing.

Government and Environmental Regulation

Comment 26. Please revise to quantify both your “significant expenditures” to date and your future anticipated expenditures related to environmental regulation.

Response 26. We have revised the disclosure to reflect the foregoing.

Item 1A. Risk Factors

Comment 27. We note your disclosure in the first paragraph of this section of “[a]dditional risks and uncertainties not presently known to us or that are not currently believed to be important to you, if they materialize, also may adversely affect us and our stock price.” Please revise this paragraph to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

Response 27. We have revised the disclosure to reflect the foregoing.

Comment 28. Please revise to include a risk factor discussing that your executive officers have limited experience in managing a public company.

Response 28. We have added the requested risk factor.

Comment 29. We note that certain of your executive officers appear to have other business activities in which they are concurrently engaged. Please revise to include a risk factor discussing the fact that your management does not devote 100% of their time to company affairs and disclose how much time each person will devote to your business each week or month.

Response 29. We have added the requested risk factor.

Comment 30. We note your disclosure throughout the Risk Factors section that you need additional capital to execute your exploration plans. Please revise to include a risk factor discussing that additional equity financing may be necessary as part of the implementation of your exploration plans which would result in dilution to existing shareholders.

Response 30. We have added the requested risk factor.

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

We may have difficulty meeting our current and future capital requirements…

Comment 31. Please revise to quantify your expected near term and long term financing requirements which are necessary to continue operations and to implement your exploration plans.

Please also disclose if you have any current financing available. If not, please make that clear.

Response 31. We have revised the foregoing risk factor accordingly.

The volatility of the price of gold or silver…

Comment 32. Please revise to clarify whether current market prices are high or low in comparison to historical prices.

Response 32. We have revised the foregoing risk factor accordingly.

The nature of mineral exploration…

Comment 33. Please revise to clarify here that you are in the exploration stage, as defined in paragraph (a)(4) of Industry Guide 7.

Response 33. We have revised the foregoing risk factor accordingly.

Difficult conditions in the global markets…

Comment 34. Please revise to explain how your results of operations are materially affected by the markets and economy generally, as it does not appear you are currently in the process of mining, but rather in an earlier, exploration stage. Please revise or advise.

Response 34. We have revised the foregoing risk factor accordingly.

Our operations are subject to permitting requirements…

Comment 35. Please revise to quantify your anticipated costs to obtain and maintain your state and federal government permits.

Response 35.  We have revised the foregoing rick factor to reflect such costs.

We have incurred substantial losses since our inception…

Comment 36. We note your disclosure that you expect to continue to incur losses unless and until you generate sufficient revenue to fund your continuing operations. We also note that you have not generated any mining revenue to date. Please revise to quantify the amount of losses that you expect to incur in the foreseeable future or alternatively quantify your monthly “burn rate.” Please also revise the risk factor captioned “We will continue to incur losses for the foreseeable future” accordingly.

Response 36. We have revised the foregoing risk factors accordingly.

We currently have not entered into forward sales…

Comment 37. Please revise to clarify, if true, that you have not produced any gold or silver from your properties to date.

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

Response 37. We have revised the foregoing risk factor accordingly.

Our ability to become and remain profitable...

Comment 38. Please clarify here that you in the exploration stage and where you are in the process as it relates to being able to mine any properties. Clarify here as well, if true, that you have not produced any gold or silver from your properties to date.

Response 38.  We have revised the foregoing risk factor accordingly.

We may require significant additional capital to fund our business plan…

Comment 39. We note your disclosure that you will be required to expend significant funds to explore your existing properties, if warranted develop your existing properties and to identify and acquire new properties to diversify and expand your property portfolio. Please revise to quantify the capital requirements necessary for each of the above referenced activities. Clarify if you currently do not have funding available to you.

Response 39.  We have revised the foregoing risk factor accordingly.

Comment 40. We note your disclosure that you have spent significant amounts for drilling, geological and geochemical analysis, assaying and feasibility studies with respect to your existing properties. Please revise to quantify the capital you have spent to date on these activities. We also note that you anticipate similar capital requirements in the future related to your exploration plans. Please revise to quantify these anticipated capital requirements.

Response 40.  We have revised the foregoing risk factor accordingly.

The market price for our common shares…

Comment 41. Please provide a recent price and sale date for your common stock in this risk factor.

Response 41.  We have revised the foregoing risk factor to reflect that the last reported sale of our common stock was on October 19, 2012 for $.30 per share.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations

Comment 42. We note that you have not generated mining revenue to date, your pro forma net loss, and your exploration plans which contemplates significant capital needs to maintain your current operations and to execute on your exploration plans. Please revise this section to provide a detailed discussion of the milestones of your exploration plans, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects. If financing is currently not available to you, please make that clear.

Response 42.   Initially, we intended to permit and mine the claims.  As of today, the Company plans to sell all its mining properties in Nevada and permit the Golden Eagle.

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

The Company doesn’t expect to do any mining in Nevada in the year 2013 and there can be no assurance the Company will be able to sell or have the financing to complete the permitting of the Golden Eagle or ever mine in Nevada.

Results of Operations for the Period from January 25, 2012…

Liquidity and Capital Resources

Comment 43. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements. The discussion of your efforts to obtain capital should describe the specific plans underway, risks and uncertainties regarding such plans, and contingency plans in the event efforts underway are not successful in sufficient detail. Please also revise to disclose your monthly “burn rate” and the month you will run out of funds without additional capital.

Response 43.  We have revised the foregoing disclosure accordingly

Item 4. Security Ownership of Certain Beneficial Owners and Management

Comment 44. We note that the required information has been provided as of March 23, 2012. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response 44.  We have revised the foregoing disclosure accordingly.

Comment 45. We note your disclosure in this section is based on 39,159,892 outstanding shares of common stock. We also note your disclosure in the first paragraph of Item 2.01 of this report that after the Share Exchange there were 181,695,000 shares of your common stock outstanding. Please reconcile and revise.

Response 45.  We have revised the foregoing disclosure accordingly.

Item 5. Directors and Executive Officers

Comment 46. Please revise each director and executive officer biography to include only the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each director and executive officer during the past five years. If each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

Response 46.  We have revised the disclosure accordingly and please see below:

Mr. Jack Wagenti, Chairman of the Board

Mr. Wagenti (75) was previously elected to the Chairman of the Board and Chief Executive Officer positions of US Precious Metals, Inc. on December 2007; in October 2008, he resigned and in August 2010, he was reappointed as Chairman of the Board, Secretary Treasurer and Chief Financial Officer.   On November 30, 2011, Mr. Wagenti resigned from all positions in US Precious Metals, Inc.   In September 2008, Mr. Wagenti resigned as a Director of International Power, Inc.   In 1998,  Mr. Wagenti was the one of the founders of American International Ventures, Inc.  Since 1998, Mr. Wagneti has served as President, Chief Financial Officer and Secretary at different times.   In May 2009, Mr. Wagenti resigned as a Director from American International Ventures, Inc.  On February 6, 2012, Mr. Wagenti was re-appointed as Chairman, Chief

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

Executive Officer, President, Chief Financial Officer and Corporate Secretary and Treasurer of American International Ventures, Inc.  Mr. Wagenti works full time with the Company with no salary.

Mr. Brandon Nash, Chief Executive Officer

Mr. Nash (30) formed Aurum Mining Exploration in 2007, a company that specializes in gold exploration and compliance.   Mr. Nash works part time for the Company.

Ret. Major Jerry D. Scott, Chief Operating Officer

Mr. Scott (75) is the President of Gold Construction, Inc., a Nevada Construction Company. Mr. Scott’s expertise is planning, permitting and developing the set-up and infrastructure, such as mining camps, heavy equipment service and dispatch, pilot plant operations and all the necessary mining facilities. Mr. Scott works part time for the Company.

Mr. Frederick R. Dunne, Jr., Director

Mr. Dunne (68) is a managing member of Dunne & Associates, LLC, a law firm in Kearny,  New Jersey. Mr. Dunne does considerable contract law, which is imperative for an exploration mining company.  Mr. Dunne has been an attorney since 1972.

Mr. Arthur deWitt Ackerman, Director

Mr. Ackerman (71) has been involved with entrepreneurial endeavors and sales for most of his career. Mr. Ackerman is a Director of Beech Tree Labs, Inc. and the Mohave National Preserve Conservancy. Mr. Ackerman is also a member of the Board of Advisors of TrakLok Corp. Mr. Ackerman co- founded a Wall Street based gold exploration and money management group.

Comment 47. Please revise to remove all marketing language from the biography of Mr. White.

Response 47.  We have removed Mr. White’s entire bio as he is no longer an officer of the company.

Comment 48. Please revise this section to discuss the specific experience, qualifications, attributes or skills of each of your directors that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Response 48.  We have revised the disclosure accordingly and see below:

Mr. Jack Wagenti, Chairman of the Board

Mr. Wagenti (75) was previously elected to the Chairman of the Board and Chief Executive Officer positions of US Precious Metals, Inc. on December 2007; in October 2008, he resigned and in August 2010, he was reappointed as Chairman of the Board, Secretary Treasurer and Chief Financial Officer.   On November 30, 2011, Mr. Wagenti resigned from all positions in US Precious Metals, Inc.   In September 2008, Mr. Wagenti resigned as a Director of International Power, Inc.   In 1998,  Mr. Wagenti was the one of the founders of American International Ventures, Inc.  Since 1998, Mr. Wagneti has served as President, Chief Financial Officer and Secretary at different times.   In May 2009, Mr. Wagenti resigned as a Director from American

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

International Ventures, Inc.  On February 6, 2012, Mr. Wagenti was re-appointed as Chairman, Chief Executive Officer, President, Chief Financial Officer and Corporate Secretary and Treasurer of American International Ventures, Inc.  Mr. Wagenti works full time with the Company with no salary.

Mr. Brandon Nash, Chief Executive Officer

Mr. Nash (30) formed Aurum Mining Exploration in 2007, a company that specializes in gold exploration and compliance.  Mr. Nash works part time for the Company.

Ret. Major Jerry D. Scott, Chief Operating Officer

Mr. Scott (75) is the President of Gold Construction, Inc., a Nevada Construction Company.  Mr. Scott’s expertise is planning, permitting and developing the set-up and infrastructure, such as mining camps, heavy equipment service and dispatch, pilot plant operations and all the necessary mining facilities. Mr. Scott works part time for the Company.

Mr. Frederick R. Dunne, Jr., Director

Mr. Dunne (68) is a managing member of Dunne & Associates, LLC, a law firm in Kearny,  New Jersey. Mr. Dunne does considerable contract law, which is imperative for an exploration mining company.  Mr. Dunne has been an attorney since 1972.

Mr. Arthur deWitt Ackerman, Director

Mr. Ackerman (71) has been involved with entrepreneurial endeavors and sales for most of his career. Mr. Ackerman is a Director of Beech Tree Labs, Inc. and the Mohave National Preserve Conservancy. Mr. Ackerman is also a member of the Board of Advisors of TrakLok Corp. Mr. Ackerman co- founded a Wall Street based gold exploration and money management group.

Item 6. Executive Compensation

Comment 49. We note that your disclosure in this section is focused on your former named executive officers. Please revise this section to disclose the information required by Item 402 of Regulation S-K for your current named executive officers.

Response 49. We have revised the foregoing disclosure accordingly

Comment 50. Please revise this section to provide the required information for your last two completed fiscal years. In this regard, we note that the required information should be provided for your fiscal years ending May 31, 2012 and May 31, 2011.

Response 50. We have revised the foregoing disclosure accordingly

Item 7. Certain Relationships and Related Transactions, and Director Independence

Comment 51. We note that within the last fiscal year that you have entered into a number of transactions with related persons. In this regard, we note that you entered into transactions with PGPI and

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

Tucker and Victoria White. We also note that Messrs. Wagenti and White are executive officers of the company. For each transaction, please revise to include the information required by Items 404(a) and 404(d) of Regulation S-K.

Response 51. We have revised the foregoing disclosure accordingly.

Comment 52. We note that within the last fiscal year that PGPI entered into a number of transactions with related persons. In this regard, we note Footnote 4 to PGPI’s audited financial statements. For each transaction, please revise to include the information required by Items 404(a) and 404(d) of Regulation S-K.

Response 52. We have revised the foregoing disclosure accordingly.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity…

Comment 53. Please revise this section to provide the required information for your two most recent fiscal years. In this regard, we note that the required information should be provided for your fiscal years ending May 31, 2012 and May 31, 2011.

Response 53. We have revised the foregoing table accordingly.

Comment 54. Please revise to set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b) of Regulation S-K.

Response 54. We have revised the foregoing disclosure accordingly.

Comment 55. We note that you have an approved stock option plan. Please revise to provide the information required by Item 201(d) of Regulation S-K.

Response 55.  We have revised the foregoing disclosure accordingly.

Item 11. Description of Registrant’s Securities to be Registered

Comment 56. Please revise this section to provide this information as of your most recent fiscal year end, e.g. May 31, 2012. We also note that the disclosure under the “Option” caption appears dated. Please revise as applicable so that investors can clearly understand the number of options and warrants outstanding after the Share Exchange and after the management changes associated therewith.

Response 56.  We have revised the foregoing disclosure accordingly.

Comment 57. Please delete the statement that “Each outstanding share of Common Stock is fully paid and non-assessable,” or attribute it to counsel.

Response 57.  We have revised the foregoing disclosure accordingly.

Signatures

Comment 58. In subsequent amendments, please revise to include the conformed signature of your authorized signatory.

Response 58.  We have revised the signature block accordingly.

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

Exhibit Index

Comment 59. Please revise the exhibit index to clearly disclose the exhibits which have been filed with this report. In this regard, we note that you have not filed the listed exhibits and have filed exhibits which are not disclosed in this exhibit index. Please also number your exhibits in accordance with Item 601(a)(2) of Regulation S-K.

Response 59.  We have revised the exhibit index, disclosed the exhibits and have filed said exhibits, accordingly.

Comment 60. Please revise the exhibit index and file all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement.

Response 60.  We have revised the exhibit index, disclosed the exhibits and have filed said exhibits, accordingly.

Exhibit 2

Financial Statements

Balance Sheet

Statement of Changes in Stockholders’ Equity

Comment 61. We note from the statement of changes in stockholder’s equity that 100,400,000 shares of common stock were issued for contributed mines that were valued at $68,880,000. We also note from the disclosure included in Note 4 that 100,000,000 shares were issued to Gold Group valued at $52,900,000 for mining claims contributed to the company. Please tell us how the Gold Group is affiliated with the company and tell us the identity of the other parties that contributed mining claims to the company in exchange for common shares as well as the percentage interests in the company that each of these parties hold following the completion of these transactions. As part of your response, please also tell us how you valued the common shares that were issued in each of these transactions. Please note that pursuant to SAB Topic 5:G, shares that are issued to the company’s promoters or principal shareholders should typically be recorded at the transferors historical cost basis in the assets transferred rather than at fair value. Please advise or revise as appropriate. We may have further comment upon review of your response.

Response 61.  We have revised the accounting for the shares issued for the acquisition of mining claims that were acquired for 100,400,000 shares.  Of that total, 100,000,000 shares were issued to Golds Group.  These have been valued at the historical cost basis of the assets transferred rather than at fair value.  The remaining 400,000 shares were issued to a non controlling shareholder in return for a mining claim known as El Tule.  These were acquired from a company named Eureka Mining.  These were valued at the unit price of the stock at the date of issuance.  Golds Group became our principle shareholder on the date that the shares were issued for mining claims.

Notes to Financial Statements, page 6

9. Subsequent Events, page 12

Comment 62. We note from the disclosure in Note 9 that subsequent to March 23, 2012, the company acquired additional mining properties in Pershing and Humboldt counties Nevada that had a total value of $28,750,000. Please tell us the identity of the parties from who these properties were acquired and the nature and amount of the consideration issued by the company to obtain these properties. As outlined in our comment above, please note that pursuant to SAB Topic 5:G, shares that are issued to the company’s

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net

Susan Block, Attorney-Advisor

Securities and Exchange Commission

March 5, 2013

promoters or principal shareholders should typically be recorded at the transferors historical cost basis in the assets transferred rather than at fair value. Please advise or revise as appropriate.

Response 62.  Note 9 has been revised to respond to your comment.  It is now identified as Note 11.  Please note that each of the parties from which mining claims were acquired in return for company shares was an independent third party.

Finally, we acknowledge the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please feel free to contact M. David Sayid, Esquire at 212-262-6188 or Thomas Boccieri, Esquire via telefax at 201-265-6069.

Sayid and Associates LLP

          /s/ M. David Sayid

By:

M. David Sayid, Esquire

561 Schaefer Avenue, Oradell, NJ 07649-2517• FAX: 201 265 6069• EMAIL: TBoccier@verizon.net